UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:      Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: May 31, 2017 Estimated average burden hours per response. . . . . . . . . 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) Humana Inc.				(b) IRS IDENT. NO. 61-0647538	(c) S.E.C. FILE NO. 1-5975
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 500 West Main Street Louisville KY 40202							(e) TELEPHONE
						AREA CODE 502	NUMBER 580-1000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD James E. Murray			(b) RELATIONSHIP TO ISSUER Enterprise Vice President and Chief Operating Officer	(c) ADDRESS STREET CITY STATE ZIP CODE 500 W. Main Street Louisville KY 40202
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3 (c))	(d) Aggregate Market Value (See Instr. 3(d)	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 g))
Broker-Dealer File Number
Common	Morgan Stanley 899 Cassatt Road Suite 100 Berwyn PA 19312 *Charles Schwab & Co., Inc. 9899 Schwab Way Lone Tree, CO 80124		118,971	$24,427,720.58 based on FMV on 02/17/2017 of $205.3250	198,498,407 as of 1/31/2017	02/21/2017	NYSE
INSTRUCTIONS:
1. (a)  Name of Issuer
    (b)  Issuer's I.R.S. Identification Number
    (c)  Issuer's S.E.C. file number, if any
    (d)  Issuer's address, including zip code
    (e)  Issuer's telephone number, including area code

3. (a)  Title of the class of securities to be sold
     (b)  Name and Address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
 (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
 (f)  Approximate date on which the securities are to be sold
 (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

2. (a)  Name of person for whose account the securities are to be sold
     (b)  Such person's relationship to the issuer (e.g., officer, director, 10%
            stockholder, or member of immediate family of any of the foregoing)
    (c)   Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired (if gift, also give date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Common Common Common Common Common Common Common Common Common Common Common Common Common Common	02/21/2017 02/21/2017 02/21/2017 02/18/2017 12/15/2016 02/20/2016 12/01/2016 11/25/2009 04/08/2009 08/03/2007 08/07/2003 02/14/2002 11/20/2001 12/28/2010 12/16/1999
Non-Qualified Stock Option
Non-Qualified Stock Option
Non-Qualified Stock Option
Restricted Stock
Restricted Stock
Restricted Stock
Non-Qualified Stock Option
Non-Qualified Stock Option
Non-Qualified Stock Option
Non-Qualified Stock Option
Restricted Stock
Restricted Stock
Non-Qualified Stock Option
Non-Qualified Stock Option
Non-Qualified Stock Option

			Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer	10,737 23,606 10,846 9,523 1,203 15,299 8,641 217 19,138 4,269 4,589 6,189 53 678 3,983	02/21/2017 02/21/2017 02/21/2017 N/A N/A N/A 12/01/2016 11/25/2009 04/08/2009 08/03/2007 N/A N/A 11/20/2001 12/28/2010 12/16/1999	Cash Cash Cash N/A N/A N/A Stock Swap Stock Swap Stock Swap Stock Swap N/A N/A Stock Swap Stock Swap Stock Swap
INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

____________________________________________________________________________________________________________________________________________________________________________

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None
REMARKS: Morgan Stanley to sell a total of 64,259 shares. Charles Schwab to sell a total of 54,712 shares.

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

2/21/2017 DATE OF NOTICE	/s/ James E. Murray (SIGNATURE)
DATE OF PLAN OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

This notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)